UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

POWERSHARES DB G10 CURRENCY HARVEST FUND

(Name of Issuer)

EXCHANGE TRADED FUND

(Title of Class of Securities)

73935Y102

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d—1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73935Y102
1.	Names of Reporting Persons Virtus Investment Advisers, Inc. 04-2453743
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship of Place of Organization Virtus Investment Advisers is a Massachusetts corporation.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 948,170
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 948,170
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 948,170
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.24%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS IA

CUSIP No. 73935Y102
1.	Names of Reporting Persons Virtus Opportunities Trust, on behalf of Virtus Alternatives Diversifier Fund 65-1263085
2.	Check the appropriate box if a member of a group (see instructions) (b) ☐ (b) ☐
3.	SEC use only
4.	Citizenship of Place of Organization Virtus Opportunities Trust is a Delaware business trust.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 948,170
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 948,170
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 948,170
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.24%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

ITEM 1: (a) Name of Issuer

POWERSHARES DB G10 CURRENCY HARVEST FUND

(b)	Address of Issuer’s Principal Executive Offices

60 Wall Street

New York, NY 10005

ITEM 2:

(a)	Name of Person(s) Filing
1.	VIRTUS INVESTMENT ADVISERS, INC.

2.	VIRTUS OPPORTUNITIES TRUST, on behalf of VIRTUS ALTERNATIVES DIVERSIFIER FUND

(b)	Address of Principal Business Office or, if none, Residence

1. 100 PEARL STREET, 8th FLOOR

     HARTFORD, CT 06103

2. 101 MUNSON STREET

     GREENFIELD, MA 01301

(c)	Citizenship
1.	IS A MASSACHUSETTS CORPORATION
2.	IS A DELAWARE BUSINESS TRUST

(d)	Title of Class of Securities

EXCHANGE TRADED FUNDS

(e)	CUSIP Number

73935Y102

ITEM 3:	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☒ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4:	OWNERSHIP.

The securities reported herein (the “Securities”) are beneficially owned by Virtus Opportunities Trust, on behalf of Virtus Alternatives Diversifier Fund, which is advised by Virtus Investment Advisers. The advisory contract between Virtus Opportunities Trust, on behalf of Virtus Alternatives Diversifier Fund, and Virtus Investment Advisers grants to Virtus Investment Advisers all investment and voting power over the securities owned by Virtus Opportunities Trust on behalf of Virtus Alternatives Diversifier Fund. Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Virtus Investment Advisers may be deemed to be the beneficial owner of the Securities.

(a)	Amount beneficially owned: 948,170
(b)	Percent of class: 6.24
(c)	Number of shares as to which the person has:
(i)	Sole Power to vote or to direct the vote: 948,170
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 948,170
(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5:	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following             .

NOT APPLICABLE

ITEM 6:	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NOT APPLICABLE

ITEM 7:	Identification and Classification of the Subsidiary which acquired the security being reported on by the parent holding company.

NOT APPLICABLE

ITEM 8:	Identification and classification of members of the group.

NOT APPLICABLE

ITEM 9:	Notice of Dissolution of Group

NOT APPLICABLE

ITEM 10:	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participate in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ Kevin J. Carr	Date:	February 14, 2011
Name:	Kevin J. Carr
Title:	Vice President and Clerk

VIRTUS ALTERNATIVES DIVERSIFIER FUND

By:	/s/ Kevin J. Carr	Date:	February 14, 2011
Name:	Kevin J. Carr
Title:	Secretary

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

Virtus Investment Advisers, Inc. (an investment adviser registered under the Investment Advisers Act of 1940) and Virtus Opportunities Trust, on behalf of Virtus Alternatives Diversifier Fund, a Delaware business trust, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is under stood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated: February 14, 2011	Dated: February 14, 2011

VIRTUS OPPORTUNITIES TRUST	VIRTUS INVESTMENT ADVISERS, INC.
On behalf of
VIRTUS ALTERNATIVES DIVERSIFIER FUND

By:	/s/ Kevin J. Carr	By:	/s/ Kevin J. Carr
	Kevin J. Carr		Kevin J. Carr
	Secretary		Vice President and Clerk